THE MINISTRY OF PLANNING.                      THE SOCIALIST REPUBLIC OF VIETNAM
& INVESTMENT                                 Independence -- Freedom - Happiness

No: 2355/GP                                               Hanoi, 20 October 2003

                                    MINISTER
                                       OF
                     THE MINISTRY OF PLANNING AND INVESTMENT

-    Pursuant to the Law on Foreign Investment in Vietnam in 1996, the Amendment
     Law and other articles in the Laws on Foreign Investment in Vietnam approved in the year of 2000, Decree No 24/2000/ND-CP dated on 31 July 2000 of the Government regulating in details the implementation of the Law on
     Foreign Investment in Vietnam, and Decree No 27/2003/ND-CP dated on 19
     March 2003 of the Government on Amendment and Addition of other Articles of
     Decree 24/200/ND-CP dated on 31 July 2000;

-    Pursuant to Decree No 61/2003/ND-CP dated 06 June 2003 of the Government stipulating functions, duties, power, and organization structure of the
     Ministry of Planning and Investment;

-    Pursuant to Decree No 30/1998/ND-CP dated 13 May 1998 of the Government regulating the implementation of the Law on Corporate Tax;

-    Pursuant to the Prime Minister's opinion in Letter No 1317/CP-QHQT dated
     1st October 2003 of the Government Office on the establishment of the Phuoc
     Son Gold Mining Joint-Venture Enterprise;

-    Considering the Application and project dossiers submitted by Mien Trung
     Industrial Company and New Vietnam Mining Corp. (Canada) and the
     supplemental document submitted on 25 June 2003;

DECIDES

Article 1:

To permit the two Parties below:

-    Vietnamese Party: Mien Trung Industrial Company; having the headquarters at
     Binh Phuc commune, Thang Binh district, Quang Nam province;

-    Foreign Party: New Vietnam Mining Corp., registered at British Virgin
     Islands; having the headquarters at 1760-750 West Pender street,
     Vancouver; BC, Canada, V6C2T8,

     to establish a Joint-Venture Enterprise in accordance with the Law on
     Foreign Investment in Vietnam.

     The name of the Joint-Venture Enterprise: CONG TY TRACH NHIEM HUU HAN VANG
     PHUOC SON in Vietnamese and PHUOC SON GOLD COMPANY LIMITED in English, and
     PSGC as transaction name. The Company has its headquarters at Kham Duc town, Phuoc Son district, Quang Nam province, and plant at Dak Sa, Phuoc
     Duc commune, Phuoc Son district, Quang Nam province.

     The Joint-Venture Enterprise shall enjoy the juridical person status, has its own seal and shall open its accounts with banks in accordance with
     Vietnamese Law.

Article 2:

a) Objectives and business scope of the Joint-Venture Enterprise:

o    Exploiting and processing gold and associated minerals at Dak Sa mine,
     Phuoc Duc commune, Phuoc Son district, Quang Nam province;

o    Exploring, exploiting and processing gold and associated minerals at other mines within the area of 70km2 in Phuoc Son and Nam Giang Districts, Quang
     Nam province.

b) All product of the Joint-Venture Enterprise will be exported.

Article 3:

a) The registered investment capital of the Joint-Venture Enterprise is USD
10,000,000 (ten million United State dollars).

b) The legal capital of the Joint-Venture Company is USD 3,000,000 (three million United State dollars), of which:

+    The Vietnamese Party shall contribute USD 450,000 (Four hundred and fifty thousand United State dollars), occupying 15% (fifteen percent) the legal capital;

+    The Foreign Side shall contribute USD 2,550,000 (two million, five hundred and fifty thousand United State dollars), occupying 85% of the legal capital.

The way of contribution of the legal capital shall be carried out in compliance with the stipulations at Article 4 of the Joint-Venture Agreement.

In the process of operation, at the expiration of the five year period in which the Enterprise makes profit, the Vietnamese Party has the right to acquire a proportion of legal capital from the Foreign Party to occupy at least 30% of the value of the legal capital.

Article 4:

The Term of the Joint-Venture Enterprise shall be 30 years (thirty years)
beginning from the date of issuance of the Investment Licence.

Article 5:

a) The Joint-Venture Enterprise shall be liable to pay Vietnamese Government:

+    Annual rent for land beginning from the date of transferal of the land area to be used for constructing the mine as stipulated by the Provincial
     People's Committee of Quang Nam. The land-renting rate shall he readjusted after every 5 (five) year period, and the increase shall not exceed 15%
     (fifteen percent) of the previous rate;

+    Annual corporate tax of 40% (forty percent) of the net profit;

+    Other taxes in accordance with stipulations at the moment of payment;

b) The Joint-Venture Enterprise shall be entitled to enjoy exemption of import duties for all imported goods in accordance with the stipulations at Article 57 and Article 58 of Decree No 24/2000/ND-CP dated on 31 July 2000 of the
Government regulating in details the implementation of the Law on Foreign
Investment in Vietnam.

In case of importing second-hand equipments, the Joint-Venture Enterprise shall comply with relevant stipulations of the Vietnamese Law.

c) At the remittance of profits abroad, the Foreign Party shall be liable to pay
7% (seven percent) of the remitted profits.

Article 6:

For the duration of operation, the Joint-Venture Enterprise shall comply with
Vietnamese Laws, stipulations of the Investment Licence, articles of the
Joint-Venture Agreement and Charter of the Joint-Venture Enterprise, and amended and added provisions signed on the date of20 June 2003.

All clauses of the Joint-Venture Agreement and Charter of Phuoc Son Gold Company
Ltd, and amended and added provisions, which are inconsistent with the content of this Investment Licence and the Vietnamese Law, shall he understood in accordance with the terms hereof and the Vietnamese Law.

The Joint-Venture Enterprise shall comply with legal regulations of the State of
Vietnam in regards with the management of gold trading activities.

The Joint-Venture Enterprise shall obey and implement the regulations in force on environment and landscape protection, industrial safety and hygiene; strictly comply with mining procedures and norms, measures of waste treatment, bomb and mine sweep, fire and explosion prevention, and labour safety in accordance with regulations of the State or Vietnam. Rehabilitation after exploitation shall be carried out in accordance with regulations of the State and subjected to the inspection and supervision of the State authorized organizations.

During exploration and exploitation, if other precious minerals are discovered, the exploration and exploitation works shall be temporarily paused to report to the State authorized organizations within a latest period of 10 days from the date of discovery in order that the matter is solved in accordance with the precious mineral management regulations of the State of Vietnam.

Within a period of 06 months from the date of issuance of the Investment
Licence, the Joint-Venture Enterprise shall compile and submit the Environmental
Impact Assessment to the State authorized organizations for consideration and approval.

ARTICLE 7:

This Investment Licence also represents the Certificate of Business Registration and the Certificate of Registration of the Join Venture Charter of the Phuoc Son
Gold Company Limited and shall be valid from the date of signing.

ARTICLE 8:

This Investment Licence is made in 05 (five) copies; two for the Joint-Venture partners, one for Phuoc Son Gold Company Ltd, one for the Provincial People's
Committee of Quang Nam and one for registration in the Ministry of Planning and
Investment.

                                    MINISTER
                                       Of
                     THE MINISTRY OF PLANNING AND INVESTMENT

                                Signed and sealed

                                  VO HONG PHUC